UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

    Mark E. Brady
    Ronald L. Eubel
    Robert J. Suttman II
    c/o Eubel Brady & Suttman Asset Management, Inc.
    7777 Washington Village Drive
    Suite 210
    Dayton, Ohio 45459

2.  Issuer Name and Ticker or Trading Symbol

    Med Waste, Inc.
    MWDS

3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

    1/00

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

           Form filed by One Reporting Person
      X    Form filed by More than One Reporting Person





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
                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock                                                                  82,389*              I               **
---------------------------------------------------------------------------------------------------------------------------------

                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|

Convertible           $0.543        1/31/00    J***         100,000           1/31/00  12/31/02  Common   184,162*
Subordinated                                                Face Value                           Stock
Debentures
(10% Coupon)


Warrants              $0.62         1/31/00    J-           50,000            1/31/00  12/31/05  Common   50,000*
                                                                                                 Stock

Series A







Conf Pfd Stock        $4.25         1/1/00     J+                    1,345    9/30/97            Common   31,647*
                                                                                                 Stock


   8. Price of            9. Number of        10. Ownership       11. Nature of
      Derivative             derivative           Form of             Indirect
      Security               Securities           Derivative          Beneficial
      (Instr. 5)             Benefi-              Security            Ownership
                             cially               Direct (D)          (Instr. 4)
                             Owned at             or Indirect
                             End of               (I) (Instr.
                             Month                4)
                             (Instr. 4)

      $100                   845,920*                 I                  **


Explanation of Responses:

* The Reporting Persons disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.

**    General Partner or Principal of Investment Manager.

-     On January 31, 2000, Eubel Brady & Suttman Asset
      Management, Inc. engaged in a private placement purchase of 50,000 of the Issuer's warrants (exercisable December 31,
      2005) for one of its investment advisory clinets.

***   On January 31, 2000, Eubel Brady & Suttman Asset
      Management, Inc. engaged in a private placement purchase of $100,000 (face value) of the Issuer's Convertible
      Subordinated Debentures (10% Coupon) for one of its investment advisory clients.

+ On January 1, 2000, Eubel Brady & Suttman Asset Management, Inc. distributed in kind 1,345 shares of the Issuer's Convertible Subordinated Debentures (10% coupon) to one of its investment advisory clients who terminated its relationship with Eubel Brady & Suttman Asset Management, Inc.

Signature of Reporting Person:

 /s/ Mark E. Brady
__________________________
     Mark E. Brady


 /s/ Ronald L. Eubel
__________________________
     Ronald L. Eubel


 /s/ Robert J. Suttman II
__________________________
     Robert J. Suttman II


Date: June 8, 2000

****  Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.















































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